KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

RECEIVED

2005 OCT 31 A 10:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY COURIER

Our Ref : KLK/SE

25 October 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

05012143

SUPPL

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (formerly Kuala Lumpur Stock Exchange, Malaysia) for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
10 Oct. 2005	Listed Companies' Crop – September 2005
24 Oct. 2005	Proposed Acquisition of a Subsidiary Company : Davos Life Science Pte.Ltd.
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
27 Sept. 2005	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera
28 Sept. 2005	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera (2 sets)
29 Sept. 2005	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera
3 Oct. 2005	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera (2 sets)
6 Oct. 2005	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera
25 Oct. 2005	Batu Kawan Berahd
	NOTICE OF PERSON CEASING TO BE A SUBSTANTIAL SHAREHOLDER PURSUANT TO FORM 29C OF THE COMPANIES ACT, 1965
11 Oct. 2005	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

PROCESSED
OCT 31 2005
THOMSON FINANCIAL

[J. C. Lim]
Company Secretary

cc JP Morgan Chase Bank, 20 / F., Chater House, 8 Connaught Road, Central, Hong Kong
Attention : Ms Tintin Subagyo

10/31

sh/adr/2005/oct05

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **10/10/2005 10:39:57 AM**
Reference No **KL-051010-EA772**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Listed Companies' Crop September 2005

* **Contents :-**

We submit below the crop figures for the month of **September 2005** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2004		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	182,327	170,317	195,902
Crude Palm Oil (mt)	39,608	35,989	41,168
Palm Kernel (mt)	9,354	8,394	9,764
Rubber (kg)	2,307,079	1,763,548	2,695,441

	2005								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	174,574	164,541	189,885	194,857	199,972	180,967	201,247	199,819	**196,400**
Crude Palm Oil (mt)	36,862	36,106	40,070	40,623	41,186	37,613	41,480	42,801	**42,101**
Palm Kernel (mt)	8,852	8,972	9,922	9,881	9,322	8,563	10,019	10,328	**10,066**
Rubber (kg)	2,599,876	1,947,917	1,127,264	1,085,943	1,704,184	2,192,653	2,462,956	2,418,216	**2,565,382**

/gcs

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **24/10/2005 04:59:34 PM**
Reference No **KL-051024-B271D**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
KUALA LUMPUR KEPONG BERHAD ("KLK")
PROPOSED ACQUISITION OF A SUBSIDIARY COMPANY:
DAVOS LIFE SCIENCE PTE. LTD. ("DAVOS")

* **Contents :-**

Introduction

Pursuant to the requirements of paragraphs 9.19(23) and 10.07(a) of the Bursa Malaysia Securities Berhad Listing Requirements, we wish to advise that KLK, has entered into a conditional agreement ("the S&P") to acquire from Capital Bliss Investments Limited ("the Vendor"), a 51% equity stake in Davos comprising 306,000 fully paid-up ordinary shares of USD1/- each ("the Sale Shares") for a cash consideration of USD306,000/- ("the Purchase Consideration").

Details of the Proposed Acquisition

Davos is a company incorporated in Singapore and has an authorised share capital of USD30,000,000/- comprising of 30,000,000 ordinary shares of USD1/- each, and an issued and fully paid-up share capital of USD600,000/- comprising 600,000 ordinary shares of USD1/- each.

Davos is a start-up company manufacturing nutraceutical, cosmetoceutical and pharmaceutical products.

The Proposed Acquisition is conditional on the fulfillment of various conditions precedent on or before 24 December 2005 or such other date mutually determined by the parties, amongst which is the approval of Bank Negara Malaysia.

The Purchase Consideration will be financed from KLK's internally generated funds and payable to the Vendor only after all the conditions precedent stated in the S&P have been fulfilled.

On Completion of the S&P, Davos will become a subsidiary of KLK. Thereafter, KLK and the Vendor will enter into a Joint Venture Agreement ("the JVA") which sets out the rights and obligations of each party in relation to Davos.

Other Information

The scope of the JVA is for Davos to conduct process and applicational research and development in areas related to Davos' manufacturing and marketing activities.

More specifically, Davos will engage in the isolation and purification of minor components derived from vegetable and animal oils and fats (including Palm Oil). In this connection, KLK will advance to Davos a shareholder's loan not exceeding USD15m for preliminary funding of inter alia, its capital and operating expenditure. This shareholder loan will ultimately be capitalized.

Effects of the Proposed Acquisition

The Proposed Acquisition will not have any effect on the share capital and shareholding structure of KLK. Further, it will not have any material effect on the net tangible asset and earnings of the KLK Group for the current financial year ending 30 September 2006.

Rationale for the Proposed Acquisition

Palm Oil, as well as other vegetable and animal fat streams, contains a number of micronutrients, which have been shown to have beneficial properties for human health.

KLK is a large palm oil producer, and therefore this investment is synergistic with our core business. Davos has developed proprietary technologies to extract such minor components, particularly tocotrienols.

Added to that, KLK has the necessary management skills to oversee the construction of the related manufacturing facilities, and supervise the future operations of Davos.

We believe that the new Joint Venture has the potential to start contributing to the profitability of KLK in the near future.

Investment Considerations

1. Dependence on Key Personnel

   The technology was developed by the founder of Davos, who also acts as the Managing Director of the Joint Venture. As a result, the Joint Venture's immediate success, and medium term development is largely dependent on him.

2. Operating/Technology/Market Risks

There are inherent risks associated with the implementation of any new technology development. The following are some of the risks that the Joint Venture anticipates:

(a) Some equipment may prove to be less efficient than expected, some process steps may be difficult to operate, or prove to yield lower volumes or quality than planned. The final product quality may not be up to expectations, and marketability could be affected.

(b) Competitors are carrying out Research & Development, and could implement more competitive technologies, either in terms of cost, or in terms of product purity.

(c) The intended markets may be slower to develop than planned, considering the risks related to products that go into the food chain, pharmaceutical and cosmetic applications.

(d) Obtaining approvals from various authorities to sell the products in some markets (e.g. the USA) could take longer than expected.

(e) Some applications may be patented, limiting direct access to the market for Davos.

3. Exposure to interest and exchange rate fluctuations

No significant risk.

4. Environmental

No specific environmental issues are expected to stem from the process of extraction of micronutrients.

Directors' and Substantial Shareholders' Interests

None of the Directors or substantial shareholders of KLK or any person connected to the Directors and substantial shareholders has any interest, direct or indirect, in the Proposed Acquisition.

/ska

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **27/09/2005 04:15:16 PM**
Reference No **KL-050927-D54BB**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
* Address	:	**Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**434217-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* 20/09/2005	* 500,000	

* Circumstances by reason of which change has occurred	:	**Sales of shares**
* Nature of interest	:	**Direct**
Direct (units)	:	**37,312,250**
Direct (%)	:	**5.26**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**37,312,250**
* Date of notice	:	**20/09/2005**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **28/09/2005 04:30:04 PM**
Reference No **KL-050928-EA534**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
* Address	:	**Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**434217-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* 21/09/2005	* 285,000	

* Circumstances by reason of which change has occurred	:	**Sales of shares**
* Nature of interest	:	**Direct**
Direct (units)	:	**37,027,250**
Direct (%)	:	**5.22**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**37,027,250**
* Date of notice	:	**21/09/2005**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **28/09/2005 04:30:04 PM**
Reference No **KL-050928-EA535**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
* Address	:	**Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**434217-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **22/09/2005**	* **200,000**	

* Circumstances by reason of which change has occurred	:	**Sales of shares**
* Nature of interest	:	**Direct**
Direct (units)	:	**36,827,250**
Direct (%)	:	**5.19**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**36,827,250**
* Date of notice	:	**22/09/2005**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **29/09/2005 02:26:43 PM**
Reference No **KL-050929-37356**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
* Address	:	**Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**434217-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **23/09/2005**	* **400,000**	

* Circumstances by reason of which change has occurred	:	**Sales of shares**
* Nature of interest	:	**Direct**
Direct (units)	:	**36,427,250**
Direct (%)	:	**5.13**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**36,427,250**
* Date of notice	:	**23/09/2005**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **03/10/2005 03:48:45 PM**
Reference No **KL-051003-AE0B7**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
*	Address	: **Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
*	NRIC/passport no/company no.	: **434217-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **27/09/2005**	* **215,000**	

*	Circumstances by reason of which change has occurred	: **Sales of shares**
*	Nature of interest	: **Direct**
	Direct (units)	: **35,812,250**
	Direct (%)	: **5.04**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **35,812,250**
*	Date of notice	: **27/09/2005**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **03/10/2005 03:48:45 PM**
Reference No **KL-051003-AE0B6**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
*	Address	: **Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
*	NRIC/passport no/company no.	: **434217-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **26/09/2005**	* **400,000**	

*	Circumstances by reason of which change has occurred	: **Sales of shares**
*	Nature of interest	: **Direct**
	Direct (units)	: **36,027,250**
	Direct (%)	: **5.07**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **36,027,250**
*	Date of notice	: **26/09/2005**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **06/10/2005 01:18:31 PM**
Reference No **KL-051006-D254B**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
* Address	:	**Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**434217-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **30/09/2005**	* **100,000**	

* Circumstances by reason of which change has occurred	:	**Sales of shares**
* Nature of interest	:	**Direct**
Direct (units)	:	**35,712,250**
Direct (%)	:	**5.03**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**35,712,250**
* Date of notice	:	**30/09/2005**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 25/10/2005 01:36:14 PM
Reference No KL-051025-EC046

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Kuala Lumpur Kepong Berhad
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	J. C. Lim
* Designation	:	Company Secretary

Particulars of substantial Securities Holder

* Name	:	**Batu Kawan Berhad**
* Address	:	**Wisma Taiko, 1 Jalan S. P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan**
* NRIC/passport no/company no.	:	**6292-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **19/10/2005**	* **169,800**	
Acquired	**20/10/2005**	**50,000**	
Acquired	**21/10/2005**	**500,000**	

* Circumstances by reason of which change has occurred	:	**Bought in open market**
* Nature of interest	:	**Direct**
Direct (units)	:	**330,601,018**
Direct (%)	:	**46.56**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**330,601,018**
* Date of notice	:	**25/10/2005**
Remarks	:	

Form Version 2.0

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **11/10/2005 12:25:39 PM**
Reference No **KL-051011-85E13**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
*	Address	: **Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
*	NRIC/passport no/company No.	: **434217-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Date of cessation	: **03/10/2005**
*	Name & address of registered holder	:

As above

	Number of securities disposed	: **358,500**
	Price transacted (RM)	:
*	Circumstances by reason of which a person ceases to be a substantial Securities Holder	: **Sale of shares**
*	Nature of interest	: **Direct**
*	Date of notice	: **03/10/2005**
	Remarks	:

LSL